UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                            SEC File #: 01-06865
                                                            CUSIP #98138R109


                           NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended: September 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [X] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ____________


[Read Instructions (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.


PART I - REGISTRANT INFORMATION

WORKSAFE INDUSTRIES INC.
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Full Name of Registrant


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Former Name if Applicable


130 West 10th Street
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Address of Principal Executive Office (Street and Number)


Huntington Station, New York 11746
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10- Q, N-SAR, or the transition report or potion thereof, could not be filed within the prescribed time period.

The Company is currently working on filing its Form 10-K for the year ended June 30, 2000. It is anticipated that this report will be filed on or before November 20, 2000. As a result, it is necessary to file this extension in order to finalize the results for the Form 10-Q for the quarter ended September 30, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Arthur Wasserspring               (631)                 427-1802
--------------------              ----------            -----------------
(Name)                            (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).        [ ] Yes   [X] No

Form 10-K for the year ended June 30, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the loss for the fiscal quarter ended September 30, 2000 will exceed the loss for the comparable fiscal quarter one year previous by approximately $175,000 because of a lower gross profit margin to meet market demand.


WORKSAFE INDUSTRIES INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2000             By:  /s/ Arthur Wasserspring
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                                    Arthur Wasserspring, Chief Financial Officer